NASDAQ: BNTC | ASX: BLT PATHWAY TO VALUE CREATION Annual General Meeting Presentation 8 November 2018 Jerel A. Banks, M.D., Ph.D. Chief Executive Officer and Executive Chairman Exhibit 99.2

SAFE HARBOR STATEMENT This presentation contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Benitec has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to, any statements relating to Benitec's pipeline of ddRNAi-based therapeutics, including the initiation, progress and outcomes of clinical trials and any other statements that are not historical facts. Such forward-looking statements involve risks and uncertainties, including, but not limited to, risks and uncertainties relating to the difficulties or delays in our plans to develop and potentially commercialize our product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and our product candidates, potential future out-licenses and collaborations, our intellectual property position and duration of our patent portfolio, the ability to procure additional sources of financing and other risks detailed from time to time in filings that Benitec makes with US Securities and Exchange Commission, including our most recent annual report on Form 20-F and our reports on Form 6-K. Such statements are based on management's current expectations, but actual results may differ materially due to various factors, including those risks and uncertainties mentioned or referred to in this presentation. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

EXECUTIVE TEAM Megan Boston Executive Director Head of Operations Australia CEO and Managing Director of ASX listed entities Chartered Accountant with over 20 years of experience Held senior executive roles at various banking institutions in the area of risk and compliance, as well as working for PricewaterhouseCoopers Gregory R. Reyes, Ph.D. Senior Scientific Advisor Former Senior Vice President, Drug Discovery & Site Head at Celgene Corporation Prior roles at Pfizer and Schering-Plough Jerel A. Banks, M.D., Ph.D. Chief Executive Officer and Executive Chairman Former Chief Investment Officer of Nant Capital, LLC Prior role as vice president at Franklin Templeton Investments Earned an M.D. and Ph.D. at Brown University, and holds an A.B. in Chemistry from Princeton University

CORPORATE SNAPSHOT

Cutting Edge Pipeline Programs Strong In-House Capabilities Leadership and scientific teams possess extensive research & development and commercial expertise In-house manufacturing expertise at every stage including preclinical, clinical, and commercial Unique & Proven Technology Flexibility of ddRNAi platform can potentially accelerate clinical programs with the ability to move proven ddRNAi therapeutics into additional rare diseases Unique ‘silence and replace’ therapeutic approach Extensive portfolio of patents relating to the ddRNAi platform technology, ensures a dominant position in the field of expressed RNAi BB-401 is currently undergoing clinical evaluation in a Phase 2 study in patients with advanced HNSCC AXO-AAV-OPMD in collaboration with Axovant AXO-AAV-ALS and AXO-AAV-FTD in collaboration with Axovant VALUE DRIVERS

FY 2018 HIGHLIGHTS Corporate Restructuring Restructured senior management and continued streamlining of operations to better position for value creation through scientific discovery and clinical advancement Secured Non-Dilutive Funding Axovant Partnership - upfront and near-term cash payments totalling US$27.5M Axovant Partnership - Benitec and Axovant partnership results in the development of five fully-funded gene therapy programs Research and Collaboration Agreement Global licensing agreement for BB-301 In collaboration with Axovant’s scientific and regulatory team members, will develop five new programs Pipeline Progress Enrollment for Phase 2 study of BB-401 in advanced Squamous Cell Carcinoma of the Head and Neck Positive data from second Phase I study of BB-401 program published in the journal Cancer

/ KEY HIGHLIGHT: BENITEC-AXOVANT AGREEMENT Retain 30% of the net profits on worldwide sales of AXO-AAV-OPMD upon commercialisation Retain 30% Profits Partner with Axovant on the development of five additional gene therapy programs Receive full research funding and be eligible for US$93.5 million in development, regulatory and commercial milestones for each program Five Additional Fully-Funded Programs Upfront and near-term cash payments totalling US$27.5M Total potential long-term payment of US$187.5 million Secured Non-Diluted Funding

FIRST BENITEC-AXOVANT PROGRAM C9orf72 AXO-AAV-ALS Preclinical Identified a relationship between C9orf72 mutations and ALS Impacts ~40% of familial ALS cases and ~8-10% of sporadic ALS cases AXO-AAV-FTD Preclinical Mutations in the C9orf72 gene have been causally linked to FTD Approximately 40% of familial FTD cases are caused by a hexanucleotide repeat expansion in the gene for C9orf72

C9orf72 PROGRAM SELECTION INSIGHTS Significant Unmet Medical Need Amyotrophic lateral sclerosis (ALS) and frontotemporal dementia (FTD) are fatal neurodegenerative disorders for which no effective treatments are available Genetic Abnormality Amenable to Treatment The characteristic hexanucleotide repeat of GGGGCC, a core genetic defect being targeted in this planned research and development project, is amenable to treatment with the ddRNAi approach

Develop Industry Partnerships Formalize research and development partnerships with global biopharmaceutical companies supported by the differentiated nature of our scientific platform and intellectual property portfolio CORPORATE STRATEGY Bolster the Core Management Team Planned additions to senior management and scientific teams will focus on gene therapy, drug development and industry leadership experience Build a Robust Pipeline Selectively develop proprietary and partnered pipeline programs for which our genetic medicines have a high probability of commercial success Attract Long-Term Growth Investors Continue to build relationships with institutional investors who will serve as collaborative long-term partners

Associate Scientist / Lab Manager Master’s degree in Molecular Biology and Microbiology from San Jose State University Previously served as an Associate Scientist for Aridis Pharmaceuticals and Tacere Therapeutics Scientist I PhD in Molecular and Cell Neurobiology from UC Berkeley Previously worked at UC Berkeley - Flannery lab as a PhD candidate Research Associate Master's degree in Biotechnology from the University of Alabama at Birmingham Previously served as a Graduate Research Assistant, University of Alabama at Birmingham Research Associate Biotechnology and Bio-Manufacturing Certification from Ohlone College Previously worked as a research associate for Armo Biosciences and the Celltheon Corporation Gregory R. Reyes, Ph.D. Senior Scientific Advisor Former Senior Vice President, Drug Discovery & Site Head at Celgene Corporation Prior roles at Pfizer and Schering-Plough KEY NEW HIRES

Program Delivery R&D and Budgeting Discovery Preclinical IND-Enabling Early Stage Clinical (IND – Ph 2) Late Stage Clinical (Ph 2 – Ph 3) Commercial Rights Proprietary Programs Oncology – Head and Neck Squamous Cell Carcinoma (HNSCC) HNSCC BB-401 Plasmid Intratumoral Global HNSCC BB-501 ddRNAi Intratumoral Global Infectious Disease – Hepatitis B (HBV) HBV BB-103 AAV Intravenous Global PROGRAMS PIPELINE Continued development dependent on partnership or funding Partnered Programs (Orphan Neurological and Neuromuscular Disorders) Oculopharyngeal Muscular Dystrophy (OPMD) OPMD BB-301 AAV Intramuscular 30% of Global Profits Axovant leads program development Amyotrophic Lateral Sclerosis (ALS) and Frontotemporal Dementia (FTD) Axovant Funded Program 1 New Indication (To Be Disclosed Q1 2019) Benitec Proprietary Program Indications Determined, But Not Yet Disclosed Axovant Funded Program 2-5

BB-401-01: PHASE 2 CLINICAL STUDY IN HNSCC

Intratumoral BB-401 in patients with recurrent or metastatic head and neck squamous cell carcinoma

Key Entry Criteria	Multi Center Single Arm Study Fleming 2 Stage Design	Endpoints after 2 cycles of BB-401 (1 cycle = 4 weekly injections BB-401)

Key Entry Criteria

- Histologically or cytologically confirmed HNSCC
- Refractory to all available standard therapies
- At least one lesion amenable to injection
- Performance status (ECOG) 0-2

Stage 1:
12 patients

Potential Outcomes

- 0 response – Stop for futility
- 1-2 responses – Proceed to Stage 2
- ≥ 3 responses – Stop for success

Stage 2:
~15 patients

Endpoints

- Objective response rate
- Disease control rate
- Duration of response
- Survival
- Safety
- Quality of Life

Study now open* with value inflection point at end of Stage 1

*Approval in Australia in March 2018 and Russia in May 2018

BENITEC BIOPHARMA

HEAD & NECK SQUAMOUS CELL CARCINOMA Clinical Candidate BB-401: Product Progress Stage I recruitment is complete Interim analysis expected be advised by Q1 of 2019 14 patients are now enrolled Status of Recruitment Number of Patients Enrolled Timeline of Interim Analysis

2019 MILESTONES Axovant License and Collaboration Agreement Clinical Progress for BB-401 Additional Proprietary Programs Benitec to announce new proprietary pipeline program in Q1 2019 Benitec to become eligible for additional near-term cash payments totaling US$17.5 million Benitec to provide update on safety and efficacy for patients enrolled in Stage 1 of the clinical trial in Q1 2019

SUMMARY Corporate restructuring better positions the company to create value through scientific discovery and clinical advancement Non-dilutive funding ensures that programs in the pipeline are fully-funded Licensing agreement with Axovant continues to produce a sustainable, positive impact in FY18 and beyond With greater financial stability and six fully-funded research opportunities, Benitec is positioned for long-term success

NASDAQ: BNTC | ASX: BLT CONTACT: info@benitec.com